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                            JPMORGAN CHASE BANK, N.A.
                                4 NEW YORK PLAZA,
                               NEW YORK, NY 10004



                                                                  August 3, 2007



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

        Re:  Registration Statement on Form F-6
             filed on behalf of E-House (China) Holdings Limited
             Request for Acceleration


Ladies and Gentlemen:

     JPMorgan Bank, N.A., as Depositary for securities against which American Depositary Receipts are to be issued, hereby requests the acceleration of the effectiveness date of the above registration statement by the Securities and Exchange Commission, pursuant to Section 8(a) of the Securities Act of 1933 to be effective simultaneously with the associated registration statement on Form F-1, filed by E-House (China) Holdings Limited or as soon thereafter as practicable.


                                            Very truly yours,

                                            /s/ Joseph M. Leinhauser
                                            ------------------------
                                            Name:  Joseph M. Leinhauser
                                            Title: Vice President

Cc:  Scott Ziegler
Ziegler, Ziegler & Associates LLP
ziegler@zza.net